Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2019 FINANCIAL RESULTS

ATHENS, GREECE — (GLOBENEWSWIRE) – 7/31/19 — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the second quarter ended June 30, 2019.

As previously announced, the share-for-share transaction with DSS Holdings L.P. (the “DSS Transaction”), involving an aggregate repayment of debt in a principal amount of $146.5 million, the full redemption and retirement of our Class B Convertible Preferred Units at par value and the spin-off of our 25 crude and product tankers (the “Tanker Business”), was completed on March 27, 2019. Accordingly, we present our financial results for the three months ended June 30, 2019, as well as comparative periods, on a continuing operations basis, except where reference is made to discontinued operations.

We currently own a fleet of 11 vessels, consisting of ten neo-panamax container vessels and one drybulk vessel. For the second quarter of 2018, our financial results from continuing operations include revenues, expenses and cash flows arising from, in addition to our current 11 vessels, the M/T Amore Mio II, which we sold and delivered on October 15, 2018, and the M/T Aristotelis, which we sold and delivered on April 25, 2018. These two tankers were not part of the Tanker Business that we spun off in the DSS Transaction.

All per unit data in this release have been retrospectively adjusted to reflect the impact of the one-for-seven reverse unit split we effected on March 27, 2019.

Overview of Second Quarter 2019 Results

Net income from continuing operations for the quarter ended June 30, 2019 was $8.0 million, compared with net income from continuing operations of $7.2 million for the first quarter of 2019 and $4.2 million for the second quarter of 2018. After taking into account the interest attributable to the general partner, net income from continuing operations per common unit for the quarter ended June 30, 2019 was $0.44, compared to a net loss from continuing operations per common unit of $0.10 for the first quarter of 2019 (which was impacted by the preferred interest in net income attributable to holders of our Class B Units that were redeemed as part of the DSS Transaction) and net income from continuing operations per common unit of $0.08 for the second quarter of 2018.

Total revenue was $27.4 million for the quarter ended June 30, 2019, reflecting a decrease of 5% compared to $28.8 million during the second quarter of 2018. The decrease in revenue was mainly attributable to the decrease in the average number of vessels in our fleet following the disposal of the M/T Amore Mio II and M/T Aristotelis in October 2018 and April 2018 respectively, partially offset by the increase in the average charter rates earned by certain of our vessels compared to the second quarter of 2018.

Total expenses for the quarter ended June 30, 2019 were $15.3 million, compared to $20.1 million in the second quarter of 2018. Voyage expenses for the quarter ended June 30, 2019 decreased to $0.6 million, compared to $2.3 million in the second quarter of 2018, mainly due to the period-on-period decrease in the number of days during which certain of our vessels were employed under voyage charters. Total vessel operating expenses during the second quarter of 2019 amounted to $6.5 million, compared to $7.8 million during the second quarter of 2018. The decrease in operating expenses was mainly due to the decrease in the average number of vessels in our fleet. Total expenses for the second quarter of 2019 also include vessel depreciation and amortization of $7.2 million, compared to $8.6 million in the second quarter of 2018. The decrease in depreciation and amortization was mainly attributable to the decrease in the average number of vessels in our fleet. General and administrative expenses for the second quarter of 2019 amounted to $1.0 million as compared to $1.5 million in the second quarter of 2018.

Total other expense, net for the quarter ended June 30, 2019 was $4.1 million compared to $4.6 million for the second quarter of 2018. Total other expense, net includes interest expense and finance costs of $4.4 million for the second quarter of 2019, as compared to $5.0 million in the second quarter of 2018.

Capitalization of the Partnership

As of June 30, 2019, total cash, including restricted cash under our 2017 credit facility, amounted to $63.1 million. Restricted cash under our 2017 credit facility amounted to $5.5 million.

As of June 30, 2019, total partners’ capital amounted to $408.7 million, a decrease of $472.6 million compared to $881.3 million (including discontinued operations) as of December 31, 2018. The decrease was primarily due to the completion of the DSS Transaction, distributions declared and paid in the total amount of $17.1 million for the first half of 2019 and the total net loss of $131.5 million for the period (including an impairment charge of $149.6 million related to the DSS Transaction).

As of June 30, 2019, the Partnership’s total debt was $277.8 million, reflecting a decrease of $168.1 million compared to $445.9 million (including discontinued operations) as of December 31, 2018. The decrease is attributable to the prepayment of our debt of $146.5 million in connection with the DSS Transaction and scheduled principal payments during the period.

Operating Surplus

Operating surplus from continuing operations for the quarter ended June 30, 2019 amounted to $16.9 million, compared to $14.2 million for the second quarter of 2018, and $16.1 million for the previous quarter ended March 31, 2019. For the second quarter of 2019, we allocated $7.7 million to the capital reserve in line with the previous quarter. Operating surplus after the quarterly allocation to the capital reserve was $8.9 million for the quarter ended June 30, 2019. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Fleet Employment Update

As previously announced, during the second quarter of 2019, we agreed to enter into new long-term time charters with Mediterranean Shipping Company Co. S.A. (“MSC”) for the M/V ‘Agamemnon’ (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) and the M/V ‘Archimidis’ (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea). The charter for the M/V ‘Agamemnon’ is expected to commence in the third quarter of 2019 upon completion of its previously announced scrubber installation and passing of special survey. The M/V ‘Archimidis’ is expected to commence its new time charter at the end of the fourth quarter of 2019 or early in the first quarter of 2020 upon completion of its previously announced scrubber installation and passing of special survey and in direct continuation of its present charter with MSC. Both charters are set to expire at the earliest in February 2024.

As a result of the above employment updates, the Partnership’s charter coverage for the remainder of 2019 and for 2020 has increased to 100% and 91%, respectively.

Quarterly Common Unit Cash Distribution

On July 23, 2019, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.315 per common unit for the second quarter of 2019 payable on August 15, 2019 to common unit holders of record on August 2, 2019.

Adoption of an amended and restated omnibus incentive compensation plan

The Board has adopted an amended and restated Omnibus Incentive Compensation Plan (the “Plan”), so as to reserve for issuance a maximum number of 740,000 restricted common units. To date no such restricted units have been issued to any person or entity under the Plan.

Market Commentary

Neo-Panamax Container Market

Demand for vessels with capacity of 8,000 TEU or more is estimated to have increased further in the second quarter of 2019 compared to the previous quarter. As a result, time charter rates for periods of six to 12 months generally moved higher.

One of the key drivers of the incremental demand for large neo-panamax vessels has been the reduced capacity available to liner companies as a result of scrubber installation-related offhire affecting a number of container vessels. Analysts estimate that 9% of container vessel capacity will have installed scrubbers by the end of 2019 and an additional 16% by the end of 2020.

Analysts further estimate that the idle fleet remained at similar levels to the previous quarter at around 1.5% of the total worldwide container fleet. The container orderbook is estimated to be close to historic lows and now stands at 11% of the total worldwide container fleet, down from 12.6% at the end of March 2019.

Container demolition in the first half of 2019 was estimated to amount to 118,676 TEU compared to 34,200 TEU in the same period last year. Overall, industry analysts expect that demand for container vessels in 2019 will grow at a rate of 3.4% and that accordingly the demand growth rate will outstrip the estimated supply growth rate of 2.9%.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are pleased to see the Partnership deliver solid common unit distribution coverage for yet another quarter. We expect that the recently secured long-term charters to MSC for two of our container vessels will further underpin our common unit distributions”

“In addition, the Partnership’s strong balance sheet and cash position give us the opportunity to expand our asset base in the short- to medium-term with a view to growing our long-term distributable cash flow.”

Conference Call and Webcast

Today, July 31, 2019, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 877 55 39962 (U.S. Toll Free Dial In), 0808 238 0669 (UK Toll Free Dial In) or +44 (0)2071 92 8592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until August 7, 2019 by dialing 1 866 331 1332 (U.S. Toll Free Dial In), 0808 238 0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels, including ten neo-panamax container vessels and one capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, and market and charter rate expectations are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three month periods ended June 30,		For the six month periods ended June 30,
	2019	2018	2019	2018
Revenues	27,417	28,818	54,234	57,533
Revenues – related party	—	—	—	701

Total revenues	27,417	28,818	54,234	58,234

Expenses:
Voyage expenses	592	2,254	1,126	5,463
Vessel operating expenses	5,481	6,761	11,139	14,030
Vessel operating expenses - related party	971	1,059	1,928	2,162
General and administrative expenses	980	1,464	1,987	3,186
Vessel depreciation and amortization	7,239	8,560	14,475	17,175

Operating income	12,154	8,720	23,579	16,218

Other income / (expense), net:
Interest expense and finance cost	(4,420)	(5,009)	(9,034)	(9,565)
Other income	301	458	720	511

Total other expense, net	(4,119)	(4,551)	(8,314)	(9,054)

Partnership’s net income from continuing operations	8,035	4,169	15,265	7,164

Preferred unit holders’ interest in Partnership’s net income from continuing operations	—	2,775	8,996	5,550
General Partner’s interest in Partnership’s net income from continuing operations	152	26	118	30
Common unit holders’ interest in Partnership’s net income from continuing operations	7,883	1,368	6,151	1,584

Partnership’s net (loss) / income from discontinued operations	(203)	(142)	(146,738)	2,123

Partnership’s net income / (loss)	7,832	4,027	(131,473)	9,287

Net income from continuing operations per:
• Common unit, basic and diluted	0.44	0.08	0.34	0.09
Weighted-average units outstanding:
• Common units, basic and diluted	18,178,100	18,100,241	18,178,100	18,100,241
Net (loss) / income from discontinued operations per:
• Common unit, basic and diluted	(0.01)	(0.01)	(7.92)	0.11
Weighted-average units outstanding:
• Common units, basic and diluted	18,178,100	18,100,241	18,178,100	18,100,241
Net income/(loss) from operations per:
• Common unit, basic and diluted	0.43	0.07	(7.58)	0.20
Weighted-average units outstanding:
• Common units, basic and diluted	18,178,100	18,100,241	18,178,100	18,100,241

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets Current assets	As of June 30, 2019	As of December 31, 2018
Cash and cash equivalents	57,560	21,203
Trade accounts receivable, net	7,387	16,126
Prepayments and other assets	1,644	2,017
Inventories	1,487	1,516
Claims	230	—
Current assets from discontinued operations	—	23,698

Total current assets	68,308	64,560

Fixed assets
Vessels, net	571,790	586,100

Total fixed assets	571,790	586,100

Other non-current assets
Above market acquired charters	53,524	60,655
Restricted cash	5,500	16,996
Prepayments and other assets	5,105	2,466
Non-current assets from discontinued operations	—	654,468

Total non-current assets	635,919	1,320,685

Total assets	704,227	1,385,245

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	29,737	37,479
Trade accounts payable	7,930	14,348
Due to related parties	2,200	17,742
Accrued liabilities	8,665	16,740
Deferred revenue, current	2,886	7,315
Current liabilities from discontinued operations	—	21,535

Total current liabilities	51,418	115,159

Long-term liabilities
Long-term debt, net	244,121	253,932
Deferred revenue	—	96
Long-term liabilities from discontinued operations	—	134,744

Total long-term liabilities	244,121	388,772

Total liabilities	295,539	503,931

Commitments and contingencies

Total partners’ capital	408,688	881,314

Total liabilities and partners’ capital	704,227	1,385,245

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six month periods ended June 30,
	2019	2018
Cash flows from operating activities of continuing operations:
Net income from continuing operations	15,265	7,164
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	14,475	17,175
Amortization of deferred financing costs	543	740
Amortization of above market acquired charters	7,131	7,131
Equity compensation expense	—	466
Changes in operating assets and liabilities:
Trade accounts receivable, net	8,739	(2,491)
Prepayments and other assets	644	(799)
Insurance claims	(230)	—
Inventories	29	(270)
Trade accounts payable	(5,726)	6,488
Due to related parties	(15,542)	(530)
Accrued liabilities	(8,024)	1,308
Deferred revenue	(4,525)	(5,151)

Net cash provided by operating activities of continuing operations	12,779	31,231

Cash flows from investing activities of continuing operations:
Vessel improvements	(2,974)	(277)
Proceeds from sale of vessel	—	29,400

Net cash (used in) / provided by investing activities of continuing operations	(2,974)	29,123

Cash flows from financing activities of continuing operations:
Deferred financing costs paid	(770)	(72)
Payments of long-term debt	(17,326)	(31,077)
Redemption of Class B unit holders	(116,850)	—
Dividends paid	(17,099)	(26,300)

Net cash used in financing activities of continuing operations	(152,045)	(57,449)

Net (decrease) / increase in cash, cash equivalents and restricted cash from continuing operations	(142,240)	2,905

Cash flows from discontinued operations
Operating activities	9,247	16,728
Investing activities	(374)	(40,222)
Financing activities	158,228	(9,744)

Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	167,101	(33,238)

Net increase / (decrease) in cash, cash equivalents and restricted cash	24,861	(30,333)

Cash, cash equivalents and restricted cash at beginning of period	38,199	71,297

Cash, cash equivalents and restricted cash at end of period	63,060	40,964

Supplemental cash flow information
Cash paid for interest	12,202	11,747
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	275	808
Capitalized dry docking costs included in liabilities	11	1,097
Assumption of loan regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos included in discontinued operations	—	43,958
Sale of vessel expenses included in liabilities	—	538
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	57,560	23,475
Restricted cash - Non-current assets	5,500	17,489

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	63,060	40,964

Appendix A – Reconciliation of Non-GAAP Financial Measure (In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, impairment of vessels, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2019	For the three-month period ended March 31, 2019	For the three-month period ended June 30, 2018
Partnership’s net income from continuing operations	8,035	7,230	4,169

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	7,515	7,493	9,221
Amortization of above market acquired charters and straight line revenue adjustments	1,304	1,414	793

Operating Surplus from continuing operations	16,854	16,137	14,183

Add: Operating Surplus from discontinued operations	(203)	14,394	10,685

Total Operating Surplus from operations	16,651	30,531	24,868

Capital reserve	(7,703)	(7,703)	(13,208)

Class B preferred units distributions[2]	—	(2,652)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	8,948	20,176	8,885

(Increase) / Decrease in recommended reserves	(3,112)	(14,340)	1,490

Available Cash	5,836	5,836	10,375

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.

[2]	For the quarter ended March 31, 2019, this reflects accrued distributions on Class B units outstanding until their redemption on March 27, 2019, which was included in the redemption price.